Matthew C. Henry Senior Vice President, General Counsel & Secretary

Oncor Electric Delivery

1616 Woodall Rodgers Fwy.

Dallas, Texas 75202

Tel: 214.486.2000

October 15, 2019

Via EDGAR and Electronic Mail

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Anuja A. Majmudar

RE:	Oncor Electric Delivery Company LLC
Registration Statement on Form S-4
Filed October 7, 2019
File No. 333-234123

Dear Ms. Majmudar:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-234123) at 10:00 a.m., Eastern time, on Thursday, October 17, 2019, or as soon thereafter as is practicable.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary

cc:    W. Crews Lott, Baker & McKenzie LLP